Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 30, 2012

VIA EDGAR CORRESPONDENCE

Division of Investment Management
United Stated Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  Mr. Kieran G. Brown

Re:	DWS GNMA Fund and DWS High Income Fund, each a series of DWS Income Trust (Reg. Nos. 002-91577 and 811-04049) Post-Effective Amendment No. 65;
DWS Core Equity Fund and DWS Small Cap Growth Fund, each a series of DWS Investment Trust (Reg. Nos. 002-13628 and 811-00043) Post-Effective Amendment No. 189;
DWS Select Alternative Allocation Fund, a series of DWS Market Trust (the “Trust”) (Reg. Nos. 002-21789 and 811-01236) Post-Effective Amendment No. 94

Dear Mr. Brown,

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone conference call on April 17, 2012 with regard to the above-captioned Post-Effective Amendments filed with the SEC on March 2, 2012.

The Staff’s comments are restated below followed by the Funds’ responses.

General Comments

1.  Expense Waiver/Reimbursement Arrangements

a.
Comment:  For any Fund with a contractual expense waiver/reimbursement arrangement that is reflected in the Fund’s fee table, confirm that the contractual arrangement will extend for at least one year from the date of the prospectus and that the Board does not intend to terminate the contractual expense waiver/reimbursement for at least one year from the date of the prospectus.

Response: For any affected Fund, appropriate disclosure has been added indicating that the contractual expense waiver/reimbursement arrangement will extend for one year from the date of the prospectus.  Furthermore, the affected Funds are not aware of any current intention on behalf of the Board to terminate the relevant contractual expense waiver/reimbursement arrangements.

2.  Derivatives

a.
Comment: Consider whether the second paragraph of the derivatives disclosure contained in the summary section of each Fund’s prospectus is responsive to the July 30, 2010 letter to the Investment Company Institute from the Associate Director in the Office of Legal and Disclosure and whether said disclosure should be moved from the summary section of each Fund’s prospectus to another, less prominent location.

Response:  After review and consideration, each applicable Fund believes that its disclosure regarding the use of derivatives, including the above-mentioned paragraph on additional derivative uses, is appropriate in light of each Fund’s circumstances.

3.  Credit Risk Disclosure Relating to Investments in “Junk” Bonds

a.
Comment:  If a Fund has a principal investment strategy to invest in “junk” bonds, consider adding additional disclosure concerning the credit risk associated with an investment in “junk” bonds to the summary section of each applicable Fund’s prospectus.

Response:  Each applicable Fund that has a principal investment strategy to invest in “junk” bonds has added further disclosure concerning the credit risk associated with investments in “junk” bonds to the summary section of its prospectus.

Fund Specific Comments

1.  DWS GNMA Fund

a.	Comment: Consider adding disclosure to the Fund’s summary prospectus relating to the Fund’s dollar-weighted average effective portfolio maturity as of a particular date.

Response:  The Fund believes that the current disclosure relating to its dollar-weighted average effective portfolio maturity as of a particular date contained in the section entitled Fund Details in the Fund’s statutory prospectus is appropriate under the circumstances.

2.  DWS High Income Fund

a.	Comment: Consider adding disclosure to the Fund’s summary prospectus relating to the Fund’s dollar-weighted average effective portfolio maturity as of a particular date.

Response:  The Fund believes that the current disclosure relating to its dollar-weighted average effective portfolio maturity as of a particular date contained in the section entitled Fund Details in the Fund’s statutory prospectus is appropriate under the circumstances.

3.  DWS Select Alternative Allocation Fund

a.	Comment: Please explain what is meant by the term “Alternative” in the Fund’s name.

Response:  The term “Alternative” as used in the Fund’s name connotes types of investment strategies that the Fund may utilize as opposed to types of investments.  More specifically, the Fund’s prospectus states that the Fund is a fund-of-funds that invests “in a combination of other DWS funds, certain other securities and derivative instruments” and that the Fund

 “seeks to achieve its objective by investing in alternative (or non-traditional) asset categories and investment strategies.”  The Fund’s statutory prospectus further states that the Fund’s assets may be invested “among underlying funds that emphasize the following strategies and/or asset categories: market neutral, inflation-protection, commodities, real estate, floating rate loans, infrastructure, emerging markets and other alternative strategies.”

b.	Comment: Confirm how much the Fund intends to invest in hedge funds.

Response:  As of the date of this letter, the Fund has no direct exposure to hedge funds.

c.	Comment: In the “Average Annual Total Returns” section, consider moving the disclosure describing the additional indexes before, rather than after, the table.

Response:  The Fund believes the current placement of the disclosure is consistent with Form N-1A.

d.	Comment:Please add disclosure clarifying whether for purposes of the Fund’s concentration policy, the Fund looks-through to the assets of affiliated underlying funds.

Response:As the Fund’s fundamental policy states, the Fund may not “concentrate its investments in a particular industry, as that term is used in the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time, except that the fund may concentrate in any underlying DWS fund.”  The Fund’s statement of additional information further discloses that “[f]or purposes of the fund’s fundamental concentration policy set forth above, while the fund does not concentrate, certain underlying DWS funds may concentrate in a particular industry ” and notes that further disclosure relating to the Fund’s concentration policy is set forth in the Fund’s prospectus.  The Fund’s prospectus includes disclosure relating to the risk that the “aggregation of holdings of underlying funds may result in the fund indirectly having concentrated assets in a particular industry or group of industries, or in a single issuer.”  The Fund’s prospectus includes further disclosure that the Fund “does not control the investments of the underlying funds, and any indirect concentration occurs as a result of the underlying funds following their own investment objectives and strategy.”  The Fund believes the disclosure in the Fund’s prospectus and SAI with respect to the Fund’s concentration policy is appropriate, under the circumstances.

4.  DWS Small Cap Growth Fund

a.	Comment: Please confirm that the Fund may invest up to 20% of its total assets in the stocks of non-US companies and large capitalization stocks.

Response:  The Fund currently may invest up to 20% of its total assets in the stocks of non-US companies and large capitalization stocks.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3986.

Very truly yours,

/s/Scott D. Hogan
Scott D. Hogan
Vice President

cc.           Elizabeth Reza, Ropes & Gray LLP
John Marten, Vedder Price P.C.